UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EQUITABLE FINANCIAL CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

29448T105
(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin
Elkhorn, NE 68022		& Kratz, PC LLO
(402) 289-3217		Suite 3700 First National Tower
Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2015
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 29448T105	13D	Page 2 of 4 Pages

1.	Name of Reporting Person

Elkhorn Partners Limited Partnership

2.	Check the Appropriate Box if a Member of a Group

/X/	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

253,700 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
253,700 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

253,700 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 7.3% of voting securities

14.	Type of Reporting Person

PN

CUSIP NO. 29448T105	13D	Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER.

The securities to which this Schedule 13D relates are shares of common stock of Equitable Financial Corp. (“Equitable”), whose principal executive offices are located at 113 N. Locust Street, Grand Island, NE 68801.  Elkhorn Partners Limited Partnership (the “Partnership”) is the entity making this filing.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c), (f)  This Schedule 13D is being filed by the Partnership. The sole general partner of the Partnership is Parsow Management LLC (the “General Partner”).  Alan S. Parsow is the sole manager of the General Partner.  The business of the Partnership consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments.  The address of the Partnership, the General Partner and Mr. Parsow is 2222 Skyline Drive, Elkhorn, Nebraska 68022.  The Partnership is a Nebraska limited partnership, the General Partner is a Nebraska limited liability company and Mr. Parsow is a United States citizen.

(d)-(e)  Neither the Partnership, the General Partner nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Partnership has acquired the Equitable common stock through open market purchases and privately-negotiated transactions. The purchase price was obtained from the Partnership’s working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The Partnership has acquired the Equitable common stock as an investment. The Partnership intends to review on a continuing basis its investment in the Equitable common stock, Equitable’s business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnership may purchase additional Equitable common stock either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Partnership may dispose of the Equitable common stock it presently owns or hereafter acquires either in the open market, in privately negotiated transactions, or otherwise.

In addition, the Partnership reserves the right to take such other action in respect of its investment in the Equitable common stock as it may deem appropriate in light of the circumstances existing from time to time, including, without limitation, seeking representation on the board of directors of Equitable or taking other steps with management designed to enhance shareholder value.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)(b)  As of November 30, 2015, the Partnership owns 253,700 shares of Equitable common stock.  The Equitable Form 10-Q for the quarter ended September 30, 2015 reported that there were outstanding 3,477,328 shares of Equitable common stock as of November 12, 2015.  Based on this number, the Partnership owns approximately 7.3% of the Equitable common stock.

(c)  During the past 60 days, the Partnership purchased 37,805 shares of Equitable common stock, in open market transactions and privately-negotiated transactions, at prices ranging from $8.00 to $8.20 per share.

CUSIP NO. 29448T105	13D	Page 4 of 4 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Neither the Partnership, the General Partner nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Equitable including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  December 2, 2015

Elkhorn Partners Limited Partnership

By:  Parsow Management LLC, General Partner

By:    /s/ Alan S. Parsow
Alan S. Parsow
Sole Manager